Exhibit 10.75

February 20, 2004

Mr. Michael G. Relich

18468 Santa Alberta Circle

Fountain Valley, CA 92708

Dear Mr. Relich:

I am very pleased to extend to you an offer of employment at GUESS?, Inc. as Senior Vice  President/Chief Information Officer.  In this position you will report to me.  Your start date will be determined upon mutual agreement at a later date.  This is a very exciting area of the Company that offers many opportunities, and we feel you would be an excellent addition to the team.

The terms of your offer are as follows:

1.               Base salary of $325,000.00 per year, with exempt status, paid in accordance with the Company’s normal payroll practices.

2.               You will be eligible to participate in GUESS?, Inc.’s Executive Bonus Plan, which currently bases awards primarily on Company financial objectives.

3.               Medical, dental, life, disability and vacation benefits commensurate with your position at GUESS?, Inc. You will be eligible to participate in the GUESS?, Inc. 401k Savings Plan following the completion of your first year of service.  You will be provided with a summary and details of these benefit plans.

4.               Subject to approval by the GUESS?, Inc. Compensation Committee at its next meeting you will be granted non-qualified options to purchase 60,000 shares of the common stock of GUESS?, Inc. with an exercise price equal to the NYSE closing price on the grant date.  Such stock options will vest over a four-year period as follows:  one-fourth of your options will vest on each anniversary of the date of grant until fully vested.

5.               Subject to your signing of a restricted stock agreement with standard terms and conditions for restricted stock awards as determined by the GUESS?, Inc.’s Compensation Committee at its next meeting, you will be granted 20,000 shares of restricted stock.  Among other conditions, you will be required to (a) pay the par value of your restricted stock on the date of grant and (b) your restricted stock will vest over a three-year period.

6.               If GUESS?, Inc., should terminate your employment at any time for any reason, other than for cause, you shall be entitled (subject to the execution of the Company’s standard Settlement and Release Agreement) to payments in the amount of four months base salary (at the rate of the date of termination), paid in accordance with the Company’s normal payroll practices.  If you begin full-time employment, part-time employment or consulting engagements prior to the end of such four month period following your termination, which includes compensation in an amount equal or greater than your compensation at GUESS?, Inc., any payments due to you under this subsequent paragraph shall be forfeited. If you accept and begin employment prior to the end of the four month period at a salary lower than your base salary at GUESS?, Inc., GUESS?, Inc., will pay you the difference in compensation for this period.

In accordance with government regulation, all new employees must present eligibility to work.  On your first day of employment, please bring in documents to establish both identification and employment eligibility from the attached list of acceptable documents (Form I-9).  If you are unable to present these documents, you will not be able to commence employment.

Please indicate your acceptance of this offer by signing at the end of this letter and returning it to me in the envelope provided. The other copy is yours to keep.

We look forward to your joining us at GUESS?, Inc., and having a prosperous future together. Please feel free to contact me if you have any questions.

Sincerely,

/s/ Carlos Alberini
Carlos Alberini
President / C.O.O

AGREED & ACCEPTED

/s/ Michael Relich	3/5/04
Michael Relich	Date